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                                                                  Exhibit(a)(16)
FOR IMMEDIATE RELEASE
---------------------

Contacts:
Donald Holmes                                     Paul Verbinnen/
Scotsman Industries                               Judy Brennan
(847) 215-4600                                    Sard Verbinnen & Co.
                                                  (212) 687-8080


                  SCOTSMAN INDUSTRIES ANNOUNCES COMPLETION OF
                      KYSOR INDUSTRIAL CORPORATION MERGER


     Vernon Hills, Illinois, March 13, 1997 -- Scotsman Industries, Inc. (NYSE:SCT) announced today the completion of a merger between a subsidiary of Scotsman and Kysor Industrial Corporation, thus concluding the acquisition of Kysor.

     Each share of Kysor not previously purchased in the tender offer by a subsidiary of Scotsman for all outstanding shares of common stock and preferred stock of Kysor has been converted into the right to receive $43 in cash, the per share cash price paid in the tender offer.

     Scotsman Industries, Inc. is a leading international manufacturer of refrigeration products -- ice machines, beverage dispensing systems, food preparation and storage equipment and related products. Scotsman markets primarily to commercial customers in the food service, hospitality, beverage and health care industries. Scotsman's products are sold in more than 100 countries through multiple distribution channels.

     Kysor Industrial Corporation's Commercial Products Group produces refrigerated display cases, commercial refrigeration systems and insulated panels for the supermarket and food service industries. On March 10, 1997, Kysor completed the sale of substantially all the assets of its Transportation Products Group to a subsidiary of Kuhlman Corporation.